OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

MIRANDA GOLD ACQUIRES

SEDIMENT-HOSTED GOLD TARGET PROPERTY

Vancouver, BC, Canada -- August 25, 2009 – Miranda Gold Corp. ("Miranda") (TSX-V: MAD) has leased 76 unpatented lode claims in the Toiyabe Range in Lander County, Nevada, which collectively comprise the Big Blue project.  The project covers approximately two square miles (5.2 sq. km) and is located approximately 13 miles (21 km) north of Austin, Nevada.

Miranda’s interest was drawn to the area through a generative program evaluating a number of district-scale stream-sediment anomalies whose character has an affinity with large sediment-hosted gold districts in Nevada.

The property lies on the south margin of the Callaghan Window, a large area with lower-plate carbonate rocks exposed through the Roberts Mountains Thrust.  Cambrian- through Silurian-age limestone, siltstone, sandstone and shale are overthrust by Ordovician upper-plate siliceous rocks.  The lower-plate sequence in the window and on the Big Blue project includes Roberts Mountain Formation, Hanson Creek Formation, and Pogonip Formation, all of which are favorable hosts to large gold systems in Nevada.  A west-northwest structural trend that extends through the central part of the project cuts both upper- and lower-plate rock and is locally altered and mineralized.  Altered dikes within this trend are also locally mineralized.

Over one hundred and fifty historic rock samples on the property define an anomalous area approximately 8000 ft (2440 m) long by 1200 ft (370 m) wide with values ranging from non-detectable to a high of 0.017 oz Au/t (0.590 g Au/t). A second smaller anomaly of approximately 2000 ft (610 m) by 1000 ft (300 m) shows surface values ranging from non-detectable to a high of 1.2 oz Au/t (41 g Au/t).  This highest value comes from a 3 ft chip sample within a structure within fractured upper-plate argillite and is duplicated by Miranda’s own sampling.

Numerous companies have explored the Callaghan window.  The most recent drilling was concentrated to the northeast and southeast of the Big Blue project.  Multiple historic holes occur on the Big Blue project but none within the west-northwest-trending anomaly now controlled by Miranda.

The target analogue for the Big Blue project is the Northumberland District in the Toquima Range 39 miles (63 km) south of Austin, Nevada where Fronteer Development Group Inc. is reported to be developing a resource of 3.19 million gold equivalent ounces. Both the Northumberland district and Miranda’s Big Blue project are within lower-plate windows having typical stratigraphy of the major sediment-hosted gold districts in Nevada.  Both projects show alteration and mineralization but are off the well-defined Carlin and Cortez Trends. The Northumberland and the Callaghan windows both are associated with similar district-scale stream-sediment anomalies.

Miranda signed a 20-year lease on the 76 Oxen claims.  Miranda will pay $10,000 on the first anniversary of the agreement and will make annual advanced royalty payments through the term of the lease.  The claims are subject to a Net Smelter Return royalty of 3% that is subject to a buy-down provision.

Miranda will implement an evaluation of the Big Blue property that will include mapping and geochemical sampling.  In line with Miranda's business model, a joint venture partner will be sought to further explore the project.

The data disclosed in this press release have been reviewed and verified by the Company’s Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person, as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Newcrest Resources Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, and Montezuma Mines Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.